UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal annual period ended June 30, 2016

NewsBeat Social, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5067623
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3123 NW Industrial St, Portland, OR 97210

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): 503-954-1126

NewsBeat Social, Inc.

Semiannual Report on Form 1-SA

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of our operations together with our condensed consolidated financial statements and the notes thereto appearing elsewhere in this semiannual report. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our offering circular, as supplemented, which was filed with the Securities and Exchange Commission on July 13, 2016 and in the section entitled “Cautionary Statement regarding Forward-Looking Statements” below.

As further disclosed in Notes A and F, in May of 2016 a majority of shareholders of the Company authorized a one-for-four reverse stock split, which was completed on June 29, 2016. All share and per share information in this Management’s Discussion and Analysis of Financial Condition and Results of Operations have been adjusted to reflect the reverse stock split.

NewsBeat Social, Inc. (“we,” “us,” “our,” “NBS,” or the “Company”) is a video-first news agency, gathering news coverage from around the world and distributing one-minute, fact-intensive news reports across social media. We were formed in April 2012 and began our business operations on February 8, 2013. Since inception, our business has expanded significantly, and we have gathered and distributed a total of 39,000 news reports, reaching viewers in 236 countries and territories around the world. Today, we have 33 full-time employees who gather and distribute over 50 news reports a day. Since 2014, Facebook users have been presented with NBS news videos over 10.9 billion times, resulting in 716 million video “views” on Facebook (lasting 3 seconds or more) and a total of 746 million video views across all platforms, with a growth rate for total views of 462% between 2014 and 2015, and a Facebook fan base of approximately 3.3 million people as of September 2016 (up 18% from the end of 2015). From December 2014 to December 2015, the size of our Facebook audience (i.e., the number of discrete individual user accounts given the opportunity to watch our news reports) increased 66%, to approximately 59 million per month. From 2014 to 2015, the engagement rate of our Facebook audience (i.e., the percentage of such user accounts who view, “like”, comment on or share our news reports, expressed as an average of the 12 monthly engagement rate averages in a year) increased 91%, to 15.6% of our audience. NBS has been able to achieve this growth in audience and engagement rate while keeping news gathering and distribution costs below $100 per news report.

Consolidated Results of Operations

Overview

We intend to generate revenues from our operations by:

•	selling advertising to accompany our one-minute news reports;

•	receiving indirect advertising revenues from social media platforms that raise advertising revenue from our news reports and share some of that revenue with us;

•	syndicating our news reports to other businesses; and

•	collecting subscriptions from consumers who choose to subscribe to ad-free feeds of our news reports, to be provided through a downloadable app that we are currently developing.

We consider it an important part of our business model that we maintain the average cost of our news reports at a low level compared to traditional news organizations. We track our average cost per news report based on the “Production, distribution and video management fees” line item in our consolidated statements of operations. This line item includes the costs the costs of news report video, writing, editing and anchoring.

Summary of Results

The following table summarizes our unaudited condensed consolidated statements of operations for the six months ended June 30, 2016 and 2015:

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	For The Six Months Ended June 30,
	2016	2015
	(unaudited)	(unaudited)

REVENUES	$60,000	$64,167

EXPENSES:
Production, distribution and video management fees	569,803	531,895
Depreciation	106,110	22,818
Legal and professional	175,775	48,324
Stock based compensation	255,525	196,985
Selling, marketing, general and administrative	888,576	380,748
Total operating expenses	1,995,789	1,180,770
LOSS FROM OPERATIONS	(1,935,789)	(1,116,603)
OTHER EXPENSE:
Interest expense	(182,329)	(107,394)

Interest expense – related party	(12,212)	(28,327)
Total other expense	(194,541)	(135,721)
NET LOSS	$(2,130,330)	$(1,252,324)

Six months ended June 30, 2016 compared to the six months ended June 30, 2015

Revenues. NBS distributes its one-minute news reports on Facebook and to a lesser extent on other social media platforms. We are currently expanding our news gathering and distribution capabilities in order to grow our global reach and audience, while investing in the development of advertising opportunities to earn revenue and beginning to invest in syndication and subscription opportunities to earn revenue. Revenues earned during the six-months ended June 30, 2016 and June 30, 2015 were earned from advertising by a limited number of corporate customers, while our principal advertising product offering remains under continuing development.

Production, distribution and video management fees.  Our production, distribution and video management costs include the costs of our one-minute news reports and their distribution through social media, principally Facebook, including the costs of news report video, writing, editing and anchoring. It also includes certain marketing fees paid to social networks such as Facebook for access to audience when ads are run with our news reports. These activities commenced in 2013. Such costs increased by $37,908 to $569,803 during the six months ended June 30, 2016, as compared to $531,985 during the six months ended June 30, 2015, representing an increase of 7.1%. The increase was a result of increased production related costs associated with an increased volume of news reports in 2016 as compared to 2015 combined with an increase in Facebook and other video promotion costs.

Legal and professional.  Legal and professional expenses increased by $127,451 to $175,775 during the six months ended June 30, 2016, as compared to $48,324 during the six months ended June 30, 2015, representing an increase of 263.7%. The increase was principally due to auditing fees related to our initial public offering (“IPO”), partially offset by a decrease in legal and financial advisory costs in private placement financing activities. Additional legal fees have been incurred in connection with the IPO transaction, which are included in prepaid expenses and other current assets until such time as the IPO is completed or abandoned.

Stock based compensation. Our stock based compensation expense includes the non-cash costs of stock issued for services, stock options issued for services and warrants issued for services. The following are the components of stock based compensation for the six months ended June 30, 2016 and 2015:

	For The Six Months Ended June 30,
	2016	2015
	(unaudited)	(unaudited)
Series A Convertible Preferred Stock issued for services	$127,500	$-
Stock option expense	128,025	164,519
Warrant expense	-	32,466
Stock based compensation	$255,525	$196,985

Stock based compensation increased by $58,540 to $255,525 during the six months ended June 30, 2016, as compared to $196,985 during the six months ended June 30, 2015, representing an increase of 29.7%.The principal reason for the increase was the issuance during the six months ended June 30, 2016 of Series A Convertible Preferred Stock for services, partially offset by a reduction in stock option and warrant expense during the six months ended June 30, 2016 as compared to the six months ended June 30, 2015.

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No warrants were issued for services during the six months ended June 30, 2016. During the six months ended June 30, 2015, 200,000 warrants were issued in connection with the issuance of $500,000 of our 15% secured convertible promissory notes. The fair value of those warrants was accounted for as debt discount which is being amortized over the life of the corresponding notes.

Selling, marketing, general and administrative. Total selling, marketing, general and administrative expense increased by $507,828 or 133.3% during the six months ended June 30, 2016, to $888,576 from $380,748 during the six months ended June 30, 2015. This increase is generally a result in an increase in the scope of our operations which resulted from employee benefits costs, insurance and other various office and administrative expenses. Further, expansion of financing activities related to private placements and the ongoing public offering resulted in increased travel by executives and the retention of professional investor relations consultants. Management was also expanded to include a President and CFO, which increased costs by $183,890 to $308,203 during the six months ended June 30, 2016 as compared to $124,313 during the six months ended June 30, 2015.

Other expense – interest expense. Interest expense incurred during the six months ended June 30, 2016 increased to $194,541, as compared to $135,721 during the six months ended June 30, 2015 as a result of an increase in indebtedness under various convertible and notes payable. That, combined with the common shares issued in connection with the notes payable issued in the six months ended June 30, 2016, for which the fair value was included in interest expense, were the causes of the increase compared to the prior year period. See “Liquidity and Capital Resources” below for greater detail on these arrangements.

Net loss. For the foregoing reasons, our net loss was $2,130,330 for the six months ended June 30, 2016 and $1,252,324 for the six months ended June 30, 2015, representing an increase in the net loss of $878,006, or 70.1%.

Liquidity and Capital Resources

Going Concern

Our condensed consolidated financial statements appearing elsewhere herein have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, at June 30, 2016, we had cash of $436,809, a working capital deficiency of $1,568,767 and a stockholders’ deficit of $731,315. We have generated minimal revenues and have incurred net losses since inception, including a net loss of $2,130,330 for the six months ended June 30, 2016. These conditions raise substantial doubt about our ability to continue as a going concern. Our condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

Since inception, our principal sources of operating funds have been cash proceeds from the sale of common stock and Series A Convertible Preferred Stock and the issuance of various convertible promissory notes, and cash received from the exercise of common stock purchase warrants. We expect that our current cash on hand will fund our operations through October 31, 2016. However, we will need to raise additional capital in order to meet our obligations and execute our business plan for at least the next twelve-month period thereafter. We have filed an offering circular with the SEC for an initial public offering of our common stock on a best efforts basis. There can be no assurance that this offering or any other financing will be available when needed or that management will be able to obtain such financing on acceptable terms. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to extend payables, reduce overhead or scale back its business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Recent Financing Activities and Recent Developments

Notes Payable – Related Party. On April 5, 2016, we received $200,000 in proceeds from Mr. Kurt Thomet, a director and existing investor in the Company (the “Founding Director”) in exchange for an unsecured note payable. The note, which was amended in May 2016, bears interest at a rate of 10% per annum and is due on the date of the first closing of the Company’s contemplated Regulation A+ offering. We have the right to prepay all or any portion of the note.

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Notes Payable. In June of 2016, we received aggregate proceeds of $650,000 in exchange for unsecured promissory notes issued to several accredited investors including affiliates of one current and one former director. These notes bear interest at 20% per annum. Principal and interest are due the first business day after we receive a minimum of $2 million of proceeds (net of underwriting discounts and commissions) in our initial public offering. In the event that the principal and interest is not repaid within one year of the issuance date of these notes, then each note holder may demand payment. We may prepay, without premium or penalty, all or any portion of the outstanding obligations hereunder. If we repay the notes at a time that less than 5% interest has accrued on the notes, we have agreed to pay the holders of the notes additional interest up to 5% of the principal amount of the notes. In connection with the issuance of the notes, the Company issued an aggregate of 81,250 shares of common stock. In August and September 2016, we received an additional $350,000 in proceeds ($200,000 of which was received from the Founding Director) from the issuance of notes payable under the same terms and conditions as above. In connection with the issuance of these notes, we issued an aggregate of 175,000 shares of common stock to these holders.

Series A Convertible Preferred Stock. During the six months ended June 30, 2016, an aggregate 1,230,000 shares of Series A Convertible Preferred Stock were issued to accredited investors for net proceeds of $615,000. We also received $25,000 in proceeds for a sale of Series A Convertible Preferred Stock that had occurred in 2015. Further, we received an additional subscription for $100,000 in March 2016 for which the proceeds are still outstanding.

Best Efforts Initial Public Offering. The Company has signed an Underwriting Agreement (“UA”), dated July 11, 2016, with W.R. Hambrecht + Co., LLC, to act as its agent to issue and sell a minimum of 200,000 shares of common stock for minimum gross proceeds of $1,000,000 and up to a maximum of 10,000,000 shares of common stock for maximum gross proceeds of $50,000,000 to investors in an initial public offering pursuant to Tier Two of Regulation A+ on a best efforts basis only. Minimum gross proceeds of $1 million must be raised by October 9, 2016 or, by its terms, the offering will terminate. The offering may be extended upon agreement with the underwriter and upon completion of certain filings with and approval from the Securities and Exchange Commission. There can be no assurance that the Company will be successful in receiving proceeds in such an offering. The UA is to remain in effect for one year, unless terminated earlier under certain circumstances.

Proposed Public Offering – Letter of Intent – Philippines. We signed a letter of intent (“LOI”), dated May 4, 2016, with an investment bank in the Philippines to act as lead underwriter for our planned public offering of our common stock in the Philippines. There can be no assurance that we will be successful in completing such an offering. The LOI expired on August 1, 2016, but was subsequently extended until December 31, 2016. The LOI may be cancelled on 30 days’ advance notice by either party. The underwriter shall act on a “best efforts” basis and serve as the exclusive placement agent in the Philippines. The Company also intends to list the securities on the Philippine Stock Exchange (“PSE”).

Common Stock Purchase Warrants and Options

At June 30, 2016, we had 947,083 common stock purchase warrants outstanding with a weighted average exercise price of $2.00 per share. If all such warrants were exercised, we would receive proceeds approximating $1,894,166 and we would be required to issue 947,083 shares of common stock. At June 30, 2016 we also had 3,880,972 common stock purchase options outstanding exercisable at a weighted average exercise price of $1.95 per share. If all the 3.9 million common stock purchase options were exercised, we would receive proceeds approximating $7.6 million and we would be required to issue 3.9 million shares of common stock. There can be no assurance, however, that any such warrants or options will be exercised.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Contractual Obligations, Commitments and Contingencies

We do not have any material ongoing material contracts that extend beyond a one-year period or which are not cancellable sooner. The lease for our current office space expired on in April 2016 and we extended this lease for a six month period on a month-to-month basis. We have no material contingent obligations other than as described above under “Recent Financing Activities and Recent Developments”.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

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Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Material Weaknesses

In connection with the audit of our consolidated financial statements for the year ended December 31, 2015, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the absence of internal accounting personnel with the ability to properly account for complete transactions and a lack of separation of duties between accounting and other functions.

We hired our CFO, Myron Landin, in November 2015. Although we are aware of the risks associated with not having additional accounting personnel, we are also at an early stage in the development of our business. We expect to expand our accounting function and improve our internal accounting procedures and separation of duties as we grow our business and can more readily absorb the costs of such expansion and improvements. In the meantime, management will continue to observe and assess our internal accounting function and make necessary improvements whenever they may be required.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates and assumptions include the fair value of the Company's common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Shares that are subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. The Company classifies conditionally redeemable preferred shares, which include preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company classifies common stock purchase warrants and other free standing derivative financial instruments as equity if the contracts (i) require physical settlement or net-share settlement, (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), or (iii) do not permit the holder to readily convert into cash due to an inactive trading market. The Company classifies any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (iii) contain reset provisions as either an asset or a liability. The Company assesses classification of its freestanding derivatives at each reporting date to determine whether a change in classification between assets and liabilities is required. The Company determined that its freestanding derivatives, which principally consist of warrants to purchase common stock, satisfied the criteria for classification as equity instruments.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional, as that term is described under applicable GAAP.

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When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments (the beneficial conversion feature) based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The fair value of the Company’s common stock was estimated by management based on observations of the cash sales prices of its common shares. Awards granted to directors are treated on the same basis as awards granted to employees.

Fair Value Measurement

The Company measures the fair value of financial assets and liabilities based on applicable accounting guidance, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs are used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The fair value of the Company's cash, accounts receivable, accounts payable, and accrued expenses approximates the carrying amounts of such instruments due to their short maturity. The fair value of the convertible promissory notes approximates the carrying amount because the rate and terms currently available to the Company approximate the rate and terms on the existing debt.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities are required to apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company has not yet determined the effect of the adoption of this standard on the Company’s financial position and results of operations.

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In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted, as long as all of the amendments are adopted in the same period. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company’s financial statements and disclosures.

In March 2016, the FASB issued ASU 2016-03, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments,” which clarifies the requirements for assessing whether contingent call or put options that can accelerate the repayment of principal on debt instruments are clearly and closely related to their debt hosts. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods, and early adoption is permitted. The Company does not anticipate a material impact to its consolidated financial statements as a result of the adoption of this guidance.

The Company has implemented all other new accounting pronouncements that are in effect and that may impact its financial statement and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain information set forth in this semiannual report on Form S1-A, including in Item 1, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (and the “Liquidity and Capital Resources” section thereof) and elsewhere may address or relate to future events and expectations and as such constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects”, “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this semiannual report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	Changes in how Facebook distributes and monetizes video content;
•	Our ability to successfully develop material revenue streams in advertising, syndication or consumer subscriptions;
•	Our dependence upon external sources for the financing of our operations, particularly given that our auditors’ report for our 2015 consolidated financial statements, which are included as part of this Offering Circular, contains a statement concerning our ability to continue as a “going concern;”
•	Our ability to effectively execute our business plan;
•	Our ability to manage our expansion, growth and operating expenses;
•	Our ability to attract, retain and generate revenue from advertisers;
•	The effect of disruptions in or impairments to our ability to use social media platforms such Facebook;
•	Our ability to retain and grow our audience, and a subscriber base;
•	Our ability to enter into, sustain and renew distribution arrangements on favorable terms;
•	Our ability to evaluate and measure our business, prospects and performance metrics;
•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	The effects of acquisitions and strategic investments on our operations;
•	Our ability to respond and adapt to changes in technology and consumer behavior; and
•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

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Although the forward-looking statements in this semiannual report are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to update this semiannual report or otherwise make public statements updating our forward-looking statements.

Item 2.	Other Information.

None.

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Item 3.	Financial Statements

NEWSBEAT SOCIAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Unaudited)

	June 30,	December 31,
	2016	2015
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash	$436,809	$530,077
Accounts receivable	11,280	11,280
Prepaid expenses and other current assets	229,746	123,208
Total Current Assets	677,835	664,565

PROPERTY AND EQUIPMENT, NET	116,764	122,549

OTHER ASSETS
Intangible assets, net	720,688	800,764
Total Other Assets	720,688	800,764

TOTAL ASSETS	$1,515,287	$1,587,878

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable	$248,945	$157,648
Accrued expenses	286,790	260,414
Accrued interest	160,867	100,784
Convertible notes payable - net	600,000	579,291
Convertible notes payable - related party	100,000	100,000
Notes payable- related party	200,000	-
Notes payable	650,000	-
Total Current Liabilities	2,246,602	1,198,137

LONG-TERM LIABILITIES
Other liability	-	520,764
Total Long-Term Liabilities	-	520,764

TOTAL LIABILITIES	-	1,718,901

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
Preferred stock, Series A, 50,000,000 shares authorized, $0.0001 par value; 8,116,000 and 6,431,000 shares shares issued and outstanding, respectively	812	643
Common stock, 500,000,000 shares authorized, $0.0001 par value; 17,994,475 and 17,541,250 shares issued and outstanding, respectively	1,799	1,754
Additional paid-in capital	18,024,810	16,419,986
Accumulated deficit	(18,658,736)	(16,528,406)
Total stockholders' deficit equity before subscription receivable	(631,315)	(106,023)
Less subscription receivable	100,000	25,000
Total stockholders' deficit	(731,315)	(131,023)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,515,287	$1,587,878

The accompanying notes are an integral part of these condensed consolidated financial statements.

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NEWSBEAT SOCIAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)

REVENUES	$60,000	$64,167

OPERATING EXPENSES
Production, distribution and video management fees	569,803	531,895
Depreciation and amortization	106,110	22,818
Legal and professional	175,775	48,324
Stock-based compensation	255,525	196,985
Selling and marketing, general and administrative	888,576	380,748

Total operating expenses	1,995,789	1,180,770

LOSS FROM OPERATIONS	(1,935,789)	(1,116,603)

OTHER EXPENSE
Interest expense	(182,329)	(107,394)
Interest expense - related party	(12,212)	(28,327)
Total other expense	(194,541)	(135,721)

NET LOSS	$(2,130,330)	$(1,252,324)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.12)	$(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	17,910,509	17,578,543

The accompanying notes are an integral part of these condensed consolidated financial statements.

10

NEWSBEAT SOCIAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

	For the Six Months Ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)

Cash Flows From Operating Activities
Net loss	$(2,130,330)	$(1,252,324)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	106,110	22,818
Amortization of non-cash debt issuance costs	134,458	67,905
Amortization of prepaid rent	39,557	10,445
Stock-based compensation	128,025	196,985
Preferred stock issued for services	127,500	-
Changes in operating assets and liabilities:
Accounts receivable	-	1,000
Prepaid expenses and other current assets	(146,095)	29,992
Accounts payable	91,297	73,460
Accrued expenses	26,376	(3,126)
Accrued interest	60,083	67,817
Net cash used in operating activities	(1,563,019)	(785,028)

Cash Flows From Investing Activities
Expenditures for property and equipment	(20,249)	(3,661)
Net cash used in investing activities	(20,249)	(3,661)

Cash Flows From Financing Activities
Proceeds received in connection with Series A Convertible Preferred Stock	615,000	180,000
Proceeds received in connection with convertible notes	-	500,000
Proceeds received in connection with notes payable - officer	-	40,000
Proceeds of subscriptions receivable- preferred stock	25,000	-
Proceeds from notes payable - related party	200,000	-
Proceeds from notes payable	650,000	-

Net cash provided by financing activities	1,490,000	720,000

Decrease in Cash	(93,268)	(68,689)
Cash - Beginning of period	530,077	192,556

Cash - End of period	$436,809	$123,867

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH FINANCING TRANSACTIONS
Recognition of debt discount	$-	$101,824
Common stock issued and accrued liability settled in connection with intangible assets acquisition	$520,764	$-
Subscription receivable	$100,000	$500,000
Issuance of convertible preferred stock in connection with prepayment of rent	$-	$100,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

11

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

(A)	Business Organization and Nature of Operations

NewsBeat Social, Inc. (“we,” “us,” “our,” or the “Company”) was originally incorporated in Oregon on April 17, 2012 and was re-incorporated in Delaware on April 24, 2015. The Company provides 60-second online video news clips, capable of supporting paid-for advertising, syndication and subscription services, over social media platforms. The Company believes its approach to newsgathering and distribution offers a disruptive alternative to the global news industry, including through its ability to deliver news globally at a low unit cost and in a device-agnostic manner. The Company’s objective is to deliver high-quality, news that effectively targets relevant consumers.

As further disclosed in Note F, in May of 2016 a majority of shareholders of the Company authorized a one-for-four reverse stock split, which was completed on June 29, 2016. All share and per share information in these condensed consolidated financial statements have been adjusted to reflect the reverse stock split.

(B)	Going Concern and Management’s Liquidity Plans

As of June 30, 2016, the Company had working capital deficit and a stockholders' deficit of $1,568,767 and $731,315, respectively. The Company has generated minimal revenues and has incurred net losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company will need to raise additional capital in order to meet its obligations and execute its business plan for at least the next twelve-month period. There is no assurance that additional equity or debt financing will be available when needed or that management will be able to obtain such financing on terms acceptable to the Company or that the Company will become profitable and generate positive operating cash flow in the future. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to extend payables, reduce overhead or scale back its business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(C)	Summary of Significant Accounting Policies

1.	Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and disclosures required by GAAP for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) that are considered necessary for a fair presentation of the condensed consolidated financial statements of the Company as of June 30, 2016 and for the six months ended June 30, 2016 and 2015. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the operating results for the full year ended December 31, 2016, or any other period. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related disclosures of the Company as of December 31, 2015 and 2014 and for the years then ended included in the Company’s offering circular filed with the Securities and Exchange Commission on July 13, 2016.

2.	Principles of Consolidation

The condensed consolidated financial statements of the Company include the accounts of Advanced Media Labs, LLC, a wholly owned entity without significant operations. All significant intercompany transactions have been eliminated in consolidation.

12

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

3.	Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates and assumptions include the fair value of the Company's common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

4.	Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company has not identified any impairment losses during the six month periods ended June 30, 2016 and 2015.

5.	Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional, as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments (the beneficial conversion feature) based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

6.	Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Shares that are subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. The Company classifies conditionally redeemable preferred shares, which include preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

7.	Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company classifies common stock purchase warrants and other free standing derivative financial instruments as equity if the contracts (i) require physical settlement or net-share settlement, (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), or (iii) do not permit the holder to readily convert into cash due to an inactive trading market. The Company classifies any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (iii) contain reset provisions as either an asset or a liability. The Company assesses classification of its freestanding derivatives at each reporting date to determine whether a change in classification between assets and liabilities is required. The Company determined that its freestanding derivatives, which principally consist of warrants to purchase common stock, satisfied the criteria for classification as equity instruments.

13

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

8.	Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

9.	Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The fair value of the Company’s common stock was estimated by management based on observations of the cash sales prices of its common shares. Awards granted to directors are treated on the same basis as awards granted to employees.

10.	Net Loss Per Share of Common Stock

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share reflects the potential dilution that could occur if securities or other instruments to issue common stock were exercised or converted. Potentially dilutive securities are excluded from the computation of diluted net loss per common share if their inclusion would have been anti-dilutive. For the relevant period, such securities consisted of the following:

	June 30,
	2016	2015

Options to purchase common stock	3,880,972	2,425,000
Warrants to purchase common stock	947,083	803,333
Series A convertible preferred stock	2,029,000	390,000
Convertible notes payable	266,606	468,750
Total potentially dilutive securities	7,123,661	4,087,083

11.	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities are required to apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company has not yet determined the effect of the adoption of this standard on the Company’s financial position and results of operations.

14

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted, as long as all of the amendments are adopted in the same period. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company’s financial statements and disclosures.

In March 2016, the FASB issued ASU 2016-03, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments,” which clarifies the requirements for assessing whether contingent call or put options that can accelerate the repayment of principal on debt instruments are clearly and closely related to their debt hosts. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods, and early adoption is permitted. The Company does not anticipate a material impact to its consolidated financial statements as a result of the adoption of this guidance.

The Company has implemented all other new accounting pronouncements that are in effect and that may impact its financial statement and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

12.	Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date on which the financial statements were available to be issued require adjustment or disclosure in the Company's financial statements. See Note I.

(D)	Acquisition of Intangible Assets

On November 17, 2015, the Company and AllSay, Inc. (“AllSay”) closed an asset purchase and sale agreement for certain intellectual property, effective on July 1, 2015. The intellectual property constituted the primary asset of AllSay and consists of a patent pending, “Impact Based Content Targeting”; and the source code for the software AllSay’s principal application functionality, including consumer account creation and login, content management system for news articles, and an algorithm for matching consumers to news based on their consumer profile and a series of other inputs (the “Acquired Assets”). The purchase price was fixed in the agreement at 571,975 common shares of the Company. The fair market value of the shares was determined by management to be $1.40 per share for a total purchase price of $800,764. This consideration was satisfied through the issuance of 200,000 common shares issued on November 17, 2015 and 371,975 common shares of the Company issued on January 4, 2016. The estimated fair value of the shares issued on January 4, 2016 was $520,764 and was accrued in the accompanying condensed consolidated balance sheet at December 31, 2015. The remaining estimated useful life of the Acquired Assets is approximately 4.5 years at June 30, 2016. The Company recorded amortization expense approximating $80,000 for the six months ended June 30, 2016.

(E)	Notes Payable

1.	Convertible Notes Payable

The Company issued its 15% Secured Convertible Promissory Notes (the “Convertible Notes”) to several note holders and received an aggregate of $700,000 in proceeds of which $200,000 was received in December 2014 and $500,000 was received in January and February 2015. These Convertible Notes bear interest at 15% per annum, were originally due one year after issuance and are secured by all the assets of the Company. Prior to their original one year maturity, the holders of these Convertible Notes agreed to extend their maturity dates to December 31, 2016, with all other terms and conditions remaining unchanged.

15

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

Prepayments of all or any portion of the Convertible Notes are permitted at any time by the Company without premium or penalty. The Convertible Notes may be assigned by holders, but only upon the prior written consent of the Company. At any time prior to the maturity date, the outstanding principal and accrued interest may be converted at the sole discretion of the note holder into common stock (or other equity securities) of the Company as may be sold in an equity financing, on the same terms and conditions as the other purchasers of such securities, at a price equal to the lesser of: a) 80% of the price paid by other purchasers in the financing of at least $3,000,000, or b) $3.20 per share. Notwithstanding the foregoing, in the event the Company completes an equity financing in which the Company receives gross proceeds of at least $25,000,000 (a “Qualified Financing”), then, within 10 business days after the closing of the Qualified Financing, the notes, plus accrued interest as of the closing date of the Qualified Financing, shall be repaid by the Company, and the noteholders will be issued that number of shares of restricted Common Stock determined by dividing the sum of the principal of the notes plus accrued interest as of the closing date of the Qualified Financing by $2.00. The Company has determined that since the instrument does not permit the holder the ability to net-cash settle as a result of the lack of an active trading market for its common stock, the conversion feature embedded within the Convertible Notes should not be bifurcated and accounted for at fair value in accordance with ASC 815. The beneficial conversion feature will be accounted for, if necessary, at the time that an active trading market develops for the Company’s common stock.

2.	Notes Payable – Related Party

On April 5, 2016, the Company received $200,000 in proceeds from Mr. Kurt Thomet, a director and investor of the Company (the “Founding Director”) and issued an unsecured promissory note. The note, which was amended in May 2016, bears interest at 10% per annum and was originally due upon the repayment of principal and accrued interest to the date of the first closing of the Company’s contemplated Regulation A+ offering. The Company retains the right to prepay all or any portion of these Notes.

3.	Notes Payable

In June 2016, the Company received aggregate proceeds of $650,000 in exchange for its unsecured promissory notes issued to several accredited investors. These notes bear interest at 20% per annum. Principal and interest are due the first business day after we receive a minimum of $2 million of proceeds (net of underwriting discounts and commissions) in our initial public offering. In the event that the principal and interest is not repaid within one year of the issuance date of these notes, then each note holder may demand payment. We may prepay, without premium or penalty, all or any portion of the outstanding obligations hereunder. If we prepay the notes at a time that less than 5% interest has accrued on the notes, we have agreed to pay the holders of the notes additional interest up to 5% of the principal amount of the notes. In connection with the issuance of the notes, the Company is obligated to issue an aggregate of 81,250 shares of common stock. The grant date fair value of the common shares issued to the note holders was $113,749 and is included in interest expenses on the condensed consolidated statement of operations for the six months ended June 30, 2016.

(F)	Stockholders' Deficit

1.	Authorized Capital Stock

The Company was originally incorporated in the State of Oregon on April 17, 2012, with 250,000,000 shares of common stock authorized. The Company reincorporated in the State of Delaware on April 24, 2015 pursuant to an Amended and Restated Certificate of Incorporation (the “Restated Certificate”) which authorized the Company to issue 250,000,000 shares of common stock and 10,000,000 shares of blank-check preferred stock, all of which shares of preferred stock were designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”) in the Restated Certificate.

On May 20, 2016, the Board of Directors approved the Second Amended and Restated Certificate of Incorporation pursuant to which the total number of shares of all classes of capital stock of the Corporation that could be issued was increased to 550,000,000, of which 500,000,000 shares are common stock and 50,000,000 shares are blank-check preferred stock. Additionally upon the effective date of the Second Amended and Restated Certificate of Incorporation, the Company affected a one-for-four reverse stock split of the Company’s outstanding common stock. The Second Amended and Restated Certificate of Incorporation was approved by a majority of the Company’s shareholders on June 29, 2016 and was filed with the State of Delaware. With the effectiveness of this Second Amended and Restated Certificate of Incorporation:

a.	Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the Delaware General Corporation Law (“DGCL”). The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

16

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

b.	In addition, as part of the restatement the Board decided to separate the information pertaining to the Series A Preferred Stock as a Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock with respect to 10 million shares of Series A Preferred Stock. This separate certificate includes otherwise identical terms and conditions as had been included in the Company’s Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on June 2, 2015.

c.	Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

During the six months ended June 30, 2016, the Company completed the following issuances of its Series A Preferred Stock:

a.	An aggregate 1,230,000 shares of Series A Preferred Stock were issued in connection with various subscription agreements with accredited investors for proceeds to the Company of $615,000. In addition, the Company issued 200,000 shares of Series A Preferred Stock in exchange for subscriptions receivable of $100,000.

b.	An aggregate 255,000 shares of Series A Preferred Stock were issued for various services with a grant date fair value of $127,500.

(G)	Stock Options and Warrants

a.	2016 Omnibus Incentive Plan

On May 10, 2016, the Board of Directors approved the adoption of the 2016 Omnibus Incentive Plan (the “Plan”) and authorized the issuance of awards for up to 3,750,000 shares of common stock. The Plan was approved by the Company’s shareholders on June 26, 2016.

Stock options granted under the Plan may be incentive options or non-qualified options, as determined by the Board of Directors at the time of grant of an option. The vesting term is determined at the time of the individual grant. Awards granted may include options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and performance compensation awards to one or more optionees. Shares of common stock underlying awards that are forfeited, cancelled, expire unexercised, or are settled in cash shall be available again for awards under the Plan.

The Plan has a term of ten years from its effective date. In the case of an incentive stock option granted to an optionee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company, the per share exercise price of such option may be no less than 110% of the fair market value per share on the date of grant and the life of the option grant may not exceed 5 years. Options granted under the Plan may be immediately exercisable, or may be exercisable in installments, as determined at the time of grant.

Among other provisions in the Plan, if an employee’s employment with the Company terminates, but such person continues to provide services to the Company in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company.

b.	Common Stock Purchase Options

During the six months ended June 30, 2016 the Company issued 1,824,722 common stock purchase options to employees and consultants. The weighted average exercise price of these option grants was $2.58 per share. The weighted average grant date fair value of the options granted during the six months ended June 30, 2016 was $265,986. The weighted average remaining life of the outstanding options at June 30, 2016 was 2.3 years and there was no aggregate intrinsic value of options outstanding at June 30, 2016.

17

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

During the six months ended June 30, 2015 the Company issued 412,500 common stock purchase options to employees and consultants. The weighted average exercise price of these option grants was $2.00 per share. The weighted average grant date fair value of the options granted during the six months ended June 30, 2015 was $253,166. The weighted average exercise price of all outstanding options as of June 30, 2016 was $1.95 per share.

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Volatility is based on average historical volatilities for public companies in similar industries over the expected term of the options. The expected term of employee options represents the period of time that options granted are expected to be outstanding using the "plain vanilla" method. For non-employee options, the contractual term is used. The risk-free rate is for periods within the contractual life of the options and is based on the United States Treasury yield curve in effect at the time of grant.

The Black-Scholes assumptions with respect to the valuation of stock options granted are as follows:

	June 30,
	2016	2015
Term	2.50-3.75 years	1.50 - 2.25 years
Risk-free interest rate per annum	0.83%- 1.32%	0.85% - 1.41%
Volatility	34.05%	40%
Expected dividend yield	-	-

For the six months ended June 30, 2016, and 2015 stock-based compensation related to stock options totaled $128,025 and $164,519, respectively. As of June 30, 2016, total unrecognized stock option compensation expense is $137,961, which will be recognized as those options vest over a weighted average period of approximately 4.0 years. The amount of future stock option compensation expense could be affected by any future option grants or by any option holders leaving the Company before their grants are fully vested.

c.	Common Stock Purchase Warrants

No warrants were issued by the Company during the six months ended June 30, 2016. During the six months ended June 30, 2015, the Company issued 81,250 warrants to various employees and consultants for services rendered, all with an exercise price of $2.00 per share. The aggregate grant date fair value of the warrants granted was $32,466 for the six months ended June 30, 2015. The warrants were fully vested on the grant dates. As of June 30, 2015, the weighted average remaining contractual term of the warrants outstanding was approximately three years.

The Company recorded stock-based compensation related to the warrants granted of $32,466 for the six months ended June 30, 2015.

The fair value of each warrant grant is estimated at the date of grant using the Black-Scholes option pricing model. Volatility is based on average historical volatilities for public companies in similar industries over the expected term of the warrants. The contractual term is used for the life of each warrant. The risk-free rate is for periods within the contractual life of the warrants is based on the United States Treasury yield curve in effect at the time of grant.

The Black-Scholes assumptions with respect to the warrants granted are as follows:

	June 30,
	2016	2015
Term	-	5 years
Risk-free interest rate per annum	.-	.34% - .41%
Volatility	-	39.4%
Expected dividend yield	-	-

18

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

(H)	Commitments and Contingencies

1.	Best Efforts Regulation A+ Offering

The Company has signed an Underwriting Agreement (“UA”) dated July 11, 2016 with W.R. Hambrecht + Co., LLC (“Hambrecht”) to act as its underwriter to issue and sell a minimum of 200,000 and up to a maximum of 10,000,000 shares of its common stock to investors in an initial public offering pursuant to a Tier Two Regulation A+ offering on a best efforts basis only. Minimum gross proceeds of $1 million must be raised by October 9, 2016 or, by its terms, the offering will terminate. The offering may be extended upon agreement with the underwriter and upon completion of certain filings with and approval from the Securities and Exchange Commission. There can be no assurance provided by the Company that it will be successful in receiving proceeds in such an offering.

The UA is to remain in effect for one year, unless terminated earlier under certain circumstances. The underwriter shall act on a “best efforts” basis and serve as the lead placement agent on the offering. For the advisory portion of its services the underwriter was paid $10,000 per month through December 31, 2015 for a total of $50,000 in advisory fees. This amount will be offset against any commissions earned by Hambrecht under the UA. The UA provides for an underwriting fee of 5% of the gross proceeds and five-year warrants to purchase common shares equal to 5% of the total number of shares offered in the final offering statement with an exercise price at a fifteen percent premium to the offering price. The Company is responsible for all fees associated with the offering without exception, except for legal fees related to the qualification of the securities offered under state securities laws and FINRA clearance, which separate fees shall not exceed $30,000. The Company is required to reimburse the underwriter, on request, for any fees paid on its behalf whether or not the offering is consummated.

In the event that the offering is not consummated or is terminated for any reason, the Company is required to reimburse the underwriter for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including fees of the underwriter’s counsel, up to $100,000, offset by any advance monthly fees paid.

2.	Proposed Public Offering - Letter of Intent - Philippines

The Company has signed a letter of intent (“LOI”), dated May 4, 2016, with an investment bank in the Philippines to act as lead underwriter for the Company’s planned public offering of its common shares in the Philippines and listing on the Philippines Stock Exchange. There can be no assurance that the Company will be successful in completing such an offering and listing.

The LOI expired on August 1, 2016, but was subsequently extended until December 31, 2016. The LOI may be cancelled on 30 days’ advance notice by either party. The underwriter shall act on a “best efforts” basis and serve as the exclusive placement agent on the Philippine Stock Exchange (“PSE”). The LOI requires the execution of a definitive underwriting agreement within 14 days of the receipt of all approvals, including without limitation of the PSE and the Philippines SEC, provides for an underwriting fee of 5% of the funds raised by the Philippines underwriter and five-year warrants to purchase common shares equal to 5% of the total number of shares sold and registered on the PSE. The Company intends to raise an aggregate amount in the Philippines public offering and the offering described in Note H.1 herein that does not exceed $50 million. The Company is responsible for regulatory, legal, accounting and audit fees and other out-of-pocket expenses of the Philippines public offering. The Company is required to reimburse the Philippines underwriter, on request, for any fees paid on its behalf whether or not the offering is consummated. Investors in the Philippines or elsewhere who receive general solicitation not targeted at the Philippines and who invest other that through the Philippines underwriter will not be part of the Philippines public offering.

19

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

3.	Executive Employment Agreements

The Board of Directors approved and the Company has entered into the following executive employment agreements:

a.	In May 2016, the Company entered into an executive employment agreement with its Chief Executive Officer, Mr. Stanley W. Fields (the “CEO”). Mr. Fields had previously been serving in that capacity and as a director of the Company. The term of the agreement expires on April 30, 2017. The annual compensation in connection with the agreement with the CEO shall be at the rate of $200,000 per annum and will be reviewed upon the Company completing a sale of its common stock of $5,000,000 or more. Base compensation shall be adjusted further to remain consistent with other executives upon the closing of the contemplated Regulation A+ transaction and listing on the NASDAQ Capital Markets. Upon termination by the Company as a result of a Change in Control, then (a) the Company shall pay severance to the CEO equal to the greater of: (i) the CEO’s total base salary for the term of this Agreement less all base salary previously paid to CEO pursuant to this agreement by the Company; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of a Change of Control, subject to the terms and conditions of the agreement; (b) make a payment to reimburse the CEO in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment, as defined; and (c) all stock options and other equity incentives held by the CEO that remain subject to vesting shall become fully vested.

In the event of termination by CEO for Good Reason, as defined in the agreement, the CEO is entitled to the same severance as in the event of a Change in Control, except that the amount of salary specified in the preceding paragraph shall be four months.

If this agreement is terminated by CEO other than for Good Reason or if this agreement is terminated by the Company for Cause: (i) the Company shall be relieved of its obligation to provide any compensation of any kind to the CEO, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by the CEO shall forever cease to vest as of the termination date.

During the term of the agreement and for 18 months after termination for whatever reason, the CEO is subject to certain restrictive covenants, including noncompetition with any other news organization and non-solicitation of any business, client or representative (as defined in the agreement) of the Company.

b.	In May 2016, the Company entered into an employment agreement with Mr. Geoff Campbell as its President (the “President”). The term of the agreement with the President expires on April 30, 2017. Annual compensation shall be at the rate of $175,000 per annum and will be reviewed upon the Company completing a sale of its common stock exceeding $5,000,000, and shall be adjusted to remain consistent with other corporate executives. Base compensation shall be adjusted further to remain consistent with other executives upon the closing of the contemplated Regulation A+ transaction and listing on the NASDAQ Capital Markets Exchange.

Upon termination by the Company as a result of a Change in Control, then (a) the Company shall pay severance to the President equal to the greater of: (i) the President’s total base salary for the term of this Agreement less all base salary previously paid to Executive pursuant to this agreement by the Company; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of a Change of Control, subject to the terms and conditions of the agreement; (b) make a payment to reimburse the President in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment, as defined; and (c) all stock options and other equity incentives held by the President that remain subject to vesting shall become fully vested. In the event of termination by President for Good Reason, as defined in the agreement, the President is entitled to the same severance as in the event of a Change in Control, except that the amount of salary specified in the preceding paragraph shall be four months.

If this agreement is terminated by President other than for Good Reason or if this agreement is terminated by the Company for Cause: (i) the Company shall be relieved of its obligation to provide any compensation of any kind to the President, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by the President shall forever cease to vest as of the termination date. The President would have the right to exercise options vested as of the termination date for 90 days thereafter.

During the term of the agreement and for 18 months after termination for whatever reason, the President is subject to certain restrictive covenants, including noncompetition with any other news organization and non-solicitation of any business, client or representative (as defined in the agreement) of the Company.

20

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

In addition, on May 10, 2016, the President was granted 963,932, options under the Company’s 2016 Plan to acquire an equal number of common shares at $2.80 per share. Of the total options granted, 592,416 were vested and exercisable at the date of grant and the remainder vest and become exercisable at the rate of 10,041 per month commencing June 1, 2016 until fully vested on June 1, 2019. The options expire on June 30, 2020.

c.	In May 2016, the Company entered into an employment agreement with Mr. Myron Landin as its Chief Financial Officer (the “CFO”). The term of the agreement with the CFO expires on November 1, 2016. Annual compensation shall be at the rate of $120,000 per annum and will be reviewed upon the Company completing a sale of its common stock exceeding $5,000,000, and shall be adjusted to remain consistent with other corporate executives. Base compensation shall be adjusted further to remain consistent with other executives upon the closing of the contemplated Regulation A+ transaction and listing on the NASDAQ Capital Markets Exchange.

Upon termination by the Company as a result of a Change in Control, then (a) the Company shall pay severance to the CFO equal to the greater of: (i) the CFO’s total base salary for the term of this Agreement less all base salary previously paid to Executive pursuant to this agreement by the Company; or (ii) 12 months of base salary, in a lump sum to be paid upon the occurrence of a Change of Control, subject to the terms and conditions of the agreement; (b) make a payment to reimburse the CFO in an amount equal to all federal, state, local or foreign taxes incurred as a result of such severance payment, as defined; and (c) all stock options and other equity incentives held by the CFO that remain subject to vesting shall become fully vested.

In the event of termination by CFO for Good Reason, as defined in the agreement, the CFO is entitled to the same severance as in the event of a Change in Control, except that the amount of salary specified in the preceding section 6.c.(a)(ii) shall be four months.

If this agreement is terminated by the Company for Cause: (i) the Company shall be relieved of its obligation to provide any compensation of any kind to the CFO, other than earned but unpaid compensation to the date of termination; and (ii) the vesting of stock options or other equity incentives held by the CFO shall forever cease to vest as of the termination date. The CFO would have the right to exercise options vested as of the termination date for 90 days thereafter.

Notwithstanding the foregoing, either party may terminate the agreement on 60 days advance notice. Following the 60 day notice period, all compensation owed to CFO shall cease except that if CFO’s last day of employment is after the 15th day of any month, CFO’s compensation will continue through the end of that month.

During the term of the agreement and for 18 months after termination for whatever reason, the CFO is subject to certain restrictive covenants, including noncompetition with any other news organization and non-solicitation of any business, client or representative (as defined in the agreement) of the Company.

In addition, on May 10, 2016, the CFO was granted 360,791 options under the Company’s 2016 Plan to acquire an equal number of common shares at $2.80 per share. Of the total options granted, 210,462 were vested and exercisable at the date of grant and the remainder vest and become exercisable at the rate of 25,055 per month commencing June 1, 2016 until fully vested on November 1, 2016. The options expire October 31, 2020 unless the CFO is terminated for Cause.

4.	Legal Matters

In the normal course of business the Company may be involved in certain legal proceedings, claims and assessments arising in the ordinary course of business.

21

NEWSBEAT SOCIAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

In June 2012, the Company entered into a Registration and Share Purchase Agreement with a business development company (“BDC”) whereby the BDC was obligated to assist the Company with the completion and filing of a registration statement with the Securities and Exchange Commission. The BDC was to receive 125,000 shares of the Company in consideration for the services to be provided, which included the cost of all the legal, accounting and other costs associated with such process. The Company believes that the BDC failed to fulfill its obligations under the agreement, despite numerous efforts by the Company to obtain their performance. On April 17, 2015, the Company notified the BDC that as a result of its failure of performance, it had no entitlement to any shares and no stock certificates were issued. The BDC has not served the Company with a formal complaint or suit, however the Company believes that any such action taken by the BDC would be without merit, and the Company would contest any claims vigorously. The Company does not believe an accrual for a loss associated with this matter is necessary at this time.

I	Subsequent Events

In August and September 2016, we received an additional $350,000 in proceeds ($200,000 of which was received from the Founding Director) of from the issuance of notes payable under the same terms and conditions as above. In connection with the issuance of these notes, we issued an aggregate of 175,000 shares of common stock to these holders.

On September 14, 2016, Geoffrey Campbell, the President of the Company, resigned his position for health reasons. As President, Mr. Campbell had reported to the Company’s Chief Executive Officer. The Company currently expects that it will internally reallocate the responsibilities associated with Mr. Campbell’s position, and not hire a replacement.

Item 4.	Exhibits.

Exhibit No.	Exhibit Description
2.1	Second Amended and Restated Certificate of Incorporation (1)
2.2	Amended and Restated Bylaws (1)
2.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (1)
3.1	Form of Underwriter Warrant (1)
4.1	Form of Subscription Agreement (2)
6.1	2012 Stock Option Plan (2)
6.2	2012 Warrant Plan (2)
6.3	Form of 15% Secured Convertible Promissory Notes, as amended (2)
6.4	Executive Employment Agreement, executed May 25, 2016, between the Company and Stanley W. Fields (2)
6.5	Executive Employment Agreement, executed May 25, 2016, between the Company and Geoff Campbell (2)
6.6	Executive Employment Agreement, executed May 25, 2016, between the Company and Myron Landin (2)
6.7	Memorandum of Asset Purchase and Sale Agreement, dated November 17, 2015, by and between NewsBeat Social, Inc. and AllSay, Inc., as amended (2)
6.8	2016 Omnibus Incentive Plan (2)
6.9	Form of June 2016 Unsecured Promissory Notes (1)
8.1	Form of Escrow Services Agreement (1)

(1) Filed as an exhibit to our Offering Statement on Form 1-A filed on July 8, 2016.

(2) Filed as an exhibit to our Offering Statement on Form 1-A filed on June 10, 2016.

22

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWSBEAT SOCIAL, INC.

Date: September 30, 2016	By:	/s/ Stanley W. Fields
Stanley W. Fields
Chief Executive Officer
(Principal Executive Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Stanley W. Fields	Dated: September 30, 2016
Name: Stanley W. Fields
Title: Chief Executive Officer and Director

/s/ Myron Landin	Dated: September 30, 2016
Name: Myron Landin
Title: Chief Financial Officer

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